

SECURITIES A... 03001650 ON
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 7 2003

SEC FILE NUMBER
8- 45380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PORTFOLIO RESOURCES GROUP, INC.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1101 BRICKELL AVENUE, SUITE 1401
(No. and Street)

MIAMI   **FLORIDA**   **33131**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTONIO CAMEJO   **(305) 372-0299**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
(Name – if individual, state last, first, middle name)

6401 GALLOWAY ROAD, SUITE 203   **MIAMI**   **FLORIDA**   **33173**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 2 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)
Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ANTONIO CAMEJO_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PORTFOLIO RESOURCES GROUP, INC._____ , as of __DECEMBER 31_____ , 20 __02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__SEE ATTACHED LIST_____

SHARON L. VERNON
Notary Public - State of Florida
My Commission Expires Aug 28, 2006
Commission # DD133879
Bonded By National Notary Assn.

_____
Signature

PRESIDENT & GENERAL PRINCIPAL
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GY13016	James Brewer Carias and Carmen Elena Sosa Brewer
GY12357	Juan Ignacio Sosa and Maria Elena Vers
GY13013	Inversiones Sosabas
GY13061	Inversiones Par B
GY13183	Capital Management Resources, A V V
GY13026	Inversora Severena
GY13085	Kymberle Finance
GY13120	Briceno & Asociados
GY13302	Inversiones Sosabas Sub Acct #4
GY13330	Welsher Enterprises S.A.
GY13410	Global Property Group LLC

PORTFOLIO RESOURCES GROUP, INC.

REPORT

DECEMBER 31, 2002

PORTFOLIO RESOURCES GROUP, INC.

CONTENTS

Finkelstein
Brown
Nemet
& Rothchild, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 203
Miami, Florida 33173

2525 N. State Road., 7 • Suite 205
Hollywood, Florida 33021

Dade: (305) 595-2727
Broward: (954) 437-0017
Fax: (305) 595-4691
web: www.cpasfla.com
e-mail: fbnr@cpasfla.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Portfolio Resources Group, Inc.

We have audited the statement of financial condition of Portfolio Resources Group, Inc. as of December 31, 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Portfolio Resources Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America..

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole.

Member: American and Florida Institutes of Certified Public Accountant's

The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
February 20, 2003

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Money Market Fund	$ 168,418
Investments, At Market	66,826
Deposit With Clearing Organization	200,000
Commissions Receivable	33,670
Prepaid Expenses	1,645
Computer Equipment (Net of Accumulated Depreciation of $8,527)	0
Computer Software (Net of Accumulated Depreciation of $21,945)	0
	$ 470,559

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts Payable and Accrued Expenses	$ 18,789
Commissions Payable	44,654

COMMITMENTS AND CONTINGENCIES (SEE NOTE 2)

STOCKHOLDERS' EQUITY:

Common Stock - 1,000,000 Shares Authorized $1 Par Value; 54,825 Shares Issued and Outstanding	$ 63,750	
Paid-In Capital	151,625	
Treasury Stock - At Cost 8,925 Shares	(26,247)	
Retained Earnings	217,988	407,116
		$ 470,559

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
SHAREHOLDERS' EQUITY JANUARY 1, 2002	$ 63,750	$ 151,625	$ (26,247)	$ 219,263	$ 408,391
LOSS	-	-	-	(1,275)	(1,275)
SHAREHOLDERS' EQUITY DECEMBER 31, 2002	$ 63,750	$ 151,625	$ (26,247)	$ 217,988	$ 407,116

See Accompanying Notes

4

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Principal Transactions	$ 278,170
Commission Income	266,237
	544,407
OPERATING EXPENSES	559,650
LOSS FROM OPERATIONS	(15,243)
INTEREST AND DIVIDEND INCOME	13,688
LOSS BEFORE BENEFIT FROM INCOME TAX	(1,555)
PROVISION FOR TAX BENEFIT	280
LOSS	$ (1,275)

See Accompanying Notes

5

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Loss	$ (1,275)
Adjustments to Reconcile Income to Net Cash	
Provided By Operating Activities:	
Depreciation	4,120
Decrease in Accounts Payable	(8,126)
Increase in Receivable From Broker	(17,624)
Decrease in Prepaid Expense	23
Decrease in Income Tax Payable	(280)
Increase in Commissions Payable	44,654
Net Cash Used by Operating Activities	21,492
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of Investments	(66,828)
Net Cash Used by Investing Activities	(66,828)
DECREASE IN CASH	(45,336)
CASH BALANCE - JANUARY 1, 2002	213,754
CASH BALANCE - DECEMBER 31, 2002	$ 168,418
CASH PAID DURING YEAR FOR:	
Interest	57
Income Taxes	-0-

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers cash in bank accounts and money market funds that are immediately available without penalty to be cash.

See Accompanying Notes

6

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES:

The Company has registered with Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Florida Division of Securities as a broker/dealer. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commissions which require that the "Aggregate Indebtedness" as defined, shall not exceed fifteen times "Net Capital", as defined. At December 31, 2002 the Company's Net Capital was $390,560 and the "Required Net Capital", as defined, was $100,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was 16.24%. Revenue is recognized on trade date.

INCOME TAXES:

Income taxes are provided for the tax effects of the transactions reported in the financial statements.

MONEY MARKET FUND:

This consists of a money market account held by the Company's carrying broker. This account is shown at it's market value.

FIXED ASSETS:

The Company's fixed assets are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets are depreciated using the straight-line method with an estimated life of 5 years. Depreciation expense for the year ended December 31, 2002 was $4,120. Assets are fully depreciated as of December 31, 2002.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2   COMMITMENTS AND CONTINGENCIES:

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with Correspondent Services Corporation (CSC), a wholly owned and fully guaranteed subsidiary of UBS PaineWebber Company. The Company instructs all customers to transmit funds and securities to such clearing broker/dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

NOTE 2   COMMITMENTS AND CONTINGENCIES (CON'T):

The Company has an arrangement with Investment Resources International, Inc., an affiliated company, to provide administrative support. The agreement calls for the company to pay 90% of all revenues less clearing fees and communication costs to Investment Resources for these services, plus $2,500 a month for operating expenses. The agreement also calls for these fees to be waived in any given month, at the sole discretion of Investment Resources International, Inc. Additionally, each year the Company will collect from each non-investment advisory account an annual administrative fee of $125.00 which will be remitted to Investment Resources International, Inc.

NOTE 3   RELATED PARTY TRANSACTIONS:

Included in operating expenses is $262,610 for administrative support which includes rent and clerical assistance, and $30,000 for office expenses paid to an affiliated company, Investment Resources International, Inc. Included in interest income is $3,910 from Investment Resources International, Inc. The companies are related by common ownership. Accounts Payable and Accrued Expenses of $18,787, are due to Investment Resources International, Inc.

NOTE 4   CONCENTRATION OF RISK:

A significant portion of the Company's customers are located in Venezuela.

NOTE 5   INCOME TAXES:

For the year ended December 31, 2002, the company incurred a loss. The income tax benefit from their loss is a result of the reduction of the income tax liability.

SUPPLEMENTARY INFORMATION

PORTFOLIO RESOURCES GROUP, INC.
COMPUTATION OF NET CAPITAL PER
UNIFORM NET CAPITAL RULE 15c 3-1
DECEMBER 31, 2002

CREDITS:
Shareholders' Equity $ 407,116

DEBITS:
Prepaid Expenses 1,645

NET CAPITAL BEFORE HAIRCUTS ON
SECURITIES POSITION 405,471

Haircuts on Securities Position:
Money Market Fund $ 3,368
Paine Webber Deposit 4,000
Investments 7,543 14,911

NET CAPITAL 390,560

MINIMUM NET CAPITAL REQUIREMENT:
6 2/3% of Aggregate Indebtedness
of $-0- or $100,000, whichever
is greater 100,000

EXCESS NET CAPITAL $ 290,560

RATIO OF AGGREGATE INDEBTEDNESS
TO NET CAPITAL 16.24%

SCHEDULE OF AGGREGATE INDEBTEDNESS:
Accounts Payable & Accrued Expenses 18,787
Commissions Payable 44,654
$ 63,441

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (B) - All customers transactions are cleared through another broker/dealer, CSC - UBS PaineWebber
Company, on a fully-disclosed basis.

See Accompanying Accountants' Report

PORTFOLIO RESOURCES GROUP, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15c 3-1 TO
COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2002

NET CAPITAL PER COMPUTATION $ 390,560

Adjustments:
Income Taxes   (277)

NET CAPITAL PER COMPUTATION INCLUDED
IN THE COMPANY'S UNAUDITED FORM
X-17A-5 PART IIA FILING $ 390,283

SUBORDINATED DEBT

The Company did not have subordinated debt as of December 31, 2002 or at any time during the year then ended.

See Accompanying Accountants' Report

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 203
Miami, Florida 33173

2525 N. State Road., 7 • Suite 205
Hollywood, Florida 33021

Dade: (305) 595-2727
Broward: (954) 437-0017
Fax: (305) 595-4691
web: www.cpasfla.com
e-mail: fbnr@cpasfla.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR
A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Portfolio Resources Group, Inc.

In planning and performing our audit of the financial statements of Portfolio Resources Group. Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

To the Board of Directors
Portfolio Resources Group, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31,2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
February 20, 2003